SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 11, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 8 May 2006, the following Directors/Persons Discharging Managerial
Responsibility, purchased Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower
Employee Share Ownership Plan (ESOP). The Shares were purchased/allocated at £5.68 per share under the terms of the ESOP. As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                   Partnership Shares      Matching Shares      Total Interest in
                                   Ordinary Shares         Ordinary Shares      Ordinary Shares
                                   of 50p                  of 50p               of 50p each
                                                                                following this
                                                                                notification*

John Campbell                      22                      8                    15,332
Keith Cochrane                     22                      8                     6,157
Stephen Dunn                       22                      8                    15,685
Willie MacDiarmid                  22                      8                    28,347
Susan Reilly                       22                      8                    14,101
David Rutherford                   22                      8                    12,960

*All less than 1% of the issued share capital

Donald McPherson, Deputy Company Secretary

Telephone: 0141 566 4798

10 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 11, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary